                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                               (AMENDMENT NO. __)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 19)

                              Angeles Partners XII
                              ---------------------
                        (Name of Subject Company (Issuer)

                        AIMCO Properties, L.P. -- Offeror
                        ---------------------------------
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                            Limited Partnership Units
                            -------------------------
                           (Title of Class Securities)

                                      None
                                      ----
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101

           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction valuation*                                     Amount of filing fee
--------------------------------------------------------------------------------
$14,187,384                                                $2,837.48
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 17,646 units of limited partnership interest of the subject partnership for $804 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $                      Filing Party:
                         -----------------                   -------------------

Form or Registration No.:                      Date Filed:
                         -----------------                 ---------------------

                                   ----------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO PROPERTIES, L.P.
                  84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)     [ ]
                                                                     (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                  --

8.       SHARED VOTING POWER
                  20,641 Units

9.       SOLE DISPOSITIVE POWER
                  --

10.      SHARED DISPOSITIVE POWER
                  20,641 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  20,641 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 46.69%

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO-GP, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)     [ ]
                                                                     (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                  --

8.       SHARED VOTING POWER
                  20,641 Units

9.       SOLE DISPOSITIVE POWER
                  --

10.      SHARED DISPOSITIVE POWER
                  20,641 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  20,641 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 46.69%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)     [ ]
                                                                     (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                  --

8.       SHARED VOTING POWER
                  27,072 Units

9.       SOLE DISPOSITIVE POWER
                  --

10.      SHARED DISPOSITIVE POWER
                  27,072 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  27,072 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 60.93%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  INSIGNIA PROPERTIES, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)     [ ]
                                                                     (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                  --

8.       SHARED VOTING POWER
                  6,431 Units

9.       SOLE DISPOSITIVE POWER
                  --

10.      SHARED DISPOSITIVE POWER
                  6,431 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  6,431 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Approximately 14.24%

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO/IPT, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)     [ ]
                                                                     (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                  --

8.       SHARED VOTING POWER
                  6,431 Units

9.       SOLE DISPOSITIVE POWER
                  --

10.      SHARED DISPOSITIVE POWER
                  6,431 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  6,431 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Approximately 14.24%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  COOPER RIVER PROPERTIES, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)     [ ]
                                                                     (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                  --

8.       SHARED VOTING POWER
                  4,607 Units

9.       SOLE DISPOSITIVE POWER
                  --

10.      SHARED DISPOSITIVE POWER
                  4,607 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  4,607 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Approximately 10.20%

14.      TYPE OF REPORTING PERSON

                  OO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  BROAD RIVER PROPERTIES, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)     [ ]
                                                                     (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER
                  --

8.       SHARED VOTING POWER
                  8,002 Units

9.       SOLE DISPOSITIVE POWER
                  --

10.      SHARED DISPOSITIVE POWER
                  8,002 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  8,002 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Approximately 17.72 %

14.      TYPE OF REPORTING PERSON

                  OO

         TENDER OFFER STATEMENT/ AMENDMENT NO. 19 TO SCHEDULE 13D

         This Statement (the "Statement") constitutes (a) the Tender Offer Statement on Schedule TO of AIMCO Properties, L.P. (the "AIMCO OP"), relating to an offer to purchase units of limited partnership interest ("Units") of Angeles Partners XII (the "Partnership"); and (b) Amendment No. 19 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on September 22, 1998, by Broad River Properties, L.L.C. ("Broad River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial Group, Inc. ("Insignia") and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on August 13, 1998, by Cooper River Properties, L.L.C. ("Cooper River"), IPLP, IPT, Insignia and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on September 11, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on September 21, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on October 26, 1998, by Broad River, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"),
(v) Amendment No. 5, filed with the Commission on January 22, 1999, by Cooper River, IPLP, IPT, Broad River, AIMCO OP, AIMCO-GP and AIMCO, (vi) Amendment No. 6, filed with the Commission on May 14, 1999, by Cooper River, Broad River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (vii) Amendment No. 7, filed with the Commission on July 1, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (viii) Amendment No. 8, filed with the Commission on August 6, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (ix) Amendment No. 9, filed with the Commission on August 20, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (x) Amendment No. 10, filed with the Commission on September 9, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (xi) Amendment No. 11, filed with the Commission on September 13, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (xii) Amendment No. 12, filed with the Commission on September 24, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (xiii) Amendment No. 13, filed with the Commission on October 7, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (xiv) Amendment No. 14, filed with the Commission on October 27, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO-OP, AIMCO-GP and AIMCO, (xv) Amendment No. 15, filed with the Commission on October 27, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xvi) Amendment No. 16, filed with the Commission on November 16, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO,
(xvii) Amendment No. 17, dated December 16, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (xviii) Amendment No. 18, dated January 10, 2000 by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO.

                                   ----------

         The information in the "Offer to Purchase" of AIMCO Properties, L.P., dated July 24, 2000 (the "Offer"), Exhibit (a)(1) hereto, is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

Item 3. Identity and Background of Filing Person.

         This Statement is being filed by AIMCO Properties, L.P., a Delaware limited partnership, and, insofar as this Statement constitutes Amendment No. 19 to the Schedule 13D, by AIMCO Properties, L.P., a Delaware limited partnership, Cooper River Properties, L.L.C., a Delaware limited liability company, Broad River Properties, L.L.C., a Delaware limited liability company, Insignia Properties, L.P., a Delaware limited partnership, AIMCO/IPT, Inc., a Delaware corporation, AIMCO-GP, Inc., a Delaware corporation, and Apartment Investments and Management Company, a Maryland corporation (collectively, the "Reporting Persons"). The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices and telephone number of the Reporting Persons are located at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222; (303) 757-8101.

         During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

         Except as described in the Offer, none of the events set forth in Item 1005(b) of Regulation S-K has occurred.

Item 6. Purposes of the Transaction and Plans or Proposals.

         Except as set forth in the Offer, none of the events set forth in Item 1006 (c) of Regulations S-K is planned, proposed or being negotiated.

Item 7. Source and Amount of Funds or Other Consideration.

         Except as set forth in the Offer, there are no alternative plans to finance the tender offer and no plans to repay any borrowed funds used in the tender offer.

Item 8. Interest in Securities of the Subject Company.

         Cooper River directly owns 4,607 Units, Broad River directly owns 8,002 Units, IPLP directly owns 1,824 Units, and AIMCO OP directly owns 12,639 Units (for an aggregate of 27,072 Units), representing 10.20%, 17.72%, 4.04% and 28.97%, respectively, or a total of 60.93% of the outstanding Units based on the 44,718 Units outstanding at July 21, 2000.

         IPLP, AIMCO/IPT and AIMCO may be deemed to beneficially own the Units directly owned by Cooper River by reason of each of their relationship with Cooper River. AIMCO/IPT and AIMCO may be deemed to beneficially own the units directly owned by IPLP by reason of each of their relationships with IPLP. Cooper River is a wholly owned subsidiary of IPLP, and

AIMCO/IPT is the sole general partner of IPLP (owning approximately 66.17% of the total equity interests). AIMCO/IPT is a wholly owned subsidiary of AIMCO.

         AIMCO OP, AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by Broad River by reason of their relationship with Broad River. AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP by each of their relationship with AIMCO OP. Broad River is a wholly owned subsidiary of AIMCO OP, and AIMCO-GP is the sole general partner of AIMCO OP (owning approximately 1% of the total equity interests). AIMCO-GP is a wholly owned subsidiary of AIMCO.

         Accordingly, for purposes of this Statement: (i) Cooper River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 4,607 Units directly owned by it; (ii) IPLP is reporting that it shares the power to vote or direct the vote and the power to dispose and direct the disposition of the 1,824 Units directly owned by it and the 4,607 Units directly owned by Cooper River; (iii) AIMCO/IPT is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 4,607 Units directly owned by Cooper River and the 1,824 Units directly owned by IPLP; (iv) Broad River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 8,002 Units directly owned by it; (v) AIMCO OP is reporting that it shares the power to vote or direct the power to vote and the power to dispose or direct the disposition of the 12,639 Units directly owned by it and the 8,002 Units directly owned by Broad River; (vi) AIMCO-GP is reporting that it shares the power to vote or direct the disposition of the 12,639 Units owned by AIMCO OP and the 8,002 Units directly owned by Broad River; and (vii) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 4,607 Units directly owned by Cooper River, the 1,824 Units directly owned by IPLP, the 8,002 Units owned by Broad River and the 12,639 Units directly owned by AIMCO OP.

Item 10. Financial Statements.

         The financial statements included in AIMCO OP's Annual Report on Form 10-K for the year ended December 31, 1999, which are listed on the Index to Financial Statements on page F-1 of such Report, and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, are incorporated herein by reference. Such reports may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates and from the Commission's web site at www.sec.gov.

Item 12.  Exhibits.

         (a)(1)            Offer to Purchase, dated July 24, 2000
         (a)(2)            Letter of Transmittal and related Instructions.
         (a)(3) Letter, dated July 24, 2000, from AIMCO OP to the limited partners of the Partnership.
         (b)(1) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank

                           Boston, N.A., and First Union National Bank. (Exhibit
                           10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)
         (b)(2) Amended and Restated Credit Agreement, dated as of March 15, 2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)
         (b)(3) First Amendment to $345,000,000 Amended and Restated Credit Agree ment, dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of America, as Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, is incorporated herein by this reference.)
         (d)               Not applicable.
         (g)               Not applicable.
         (h)               Not applicable.
         (z)(1) Agreement of Joint Filing, dated November 11, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Cooper River and Broad River. (Previously filed.)

Item 13.  Information Required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the informa tion set forth in this statement is true, complete and correct.

Date: July 24, 2000
                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                             (General Partner)

                                        By: /s/Patrick J. Foye
                                            ------------------
                                            Executive Vice President

                                        COOPER RIVER PROPERTIES, L.L.C.

                                        By: /s/Patrick J. Foye
                                            ------------------
                                            Executive Vice President

                                        BROAD RIVER PROPERTIES, L.L.C.

                                        By: /s/Patrick J. Foye
                                            ------------------
                                            Executive Vice President

                                        AIMCO/IPT, INC.

                                        By: /s/Patrick J. Foye
                                            ------------------
                                            Executive Vice President

                                        INSIGNIA PROPERTIES, L.P.

                                        By: AIMCO/IPT, INC.
                                             (General Partner)

                                        By: /s/Patrick J. Foye
                                            ------------------
                                            Executive Vice President

                                        AIMCO-GP, INC.

                                        By: /s/Patrick J. Foye
                                            ------------------
                                            Executive Vice President

                                        APARTMENT INVESTMENT
                                        AND MANAGEMENT COMPANY

                                        By: /s/Patrick J. Foye
                                            ------------------
                                            Executive Vice President

                                  EXHIBIT INDEX

  EXHIBIT NO.                        DESCRIPTION
  -----------                        -----------

     (a)(1)       Offer to Purchase, dated July 24, 2000

     (a)(2)       Letter of Transmittal and related Instructions.

     (a)(3) Letter, dated July 24, 2000, from AIMCO OP to the limited partners of the Partnership

     (b)(1) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of
                  America, Bank Boston, N.A., and First Union National Bank.
                  (Exhibit 10.1 to AIMCO's Current Report on Form 8- K, dated
                  August 16, 1999, is incorporated herein by this reference.)

     (b)(2)       Amended and Restated Credit Agreement, dated as of March 15,
                  2000, among AIMCO Properties, L.P., Bank of America, Bank
                  Boston, N.A., and First Union National Bank. (Exhibit 10.20 to
                  AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

     (b)(3)       First Amendment to $345,000,000 Amended and Restated Credit
                  Agreement, dated as of April 14, 2000, among AIMCO Properties,
                  L.P., Bank of America, as Administrative Agent, and U.S. Bank
                  National Association, as Lender. (Exhibit 10.4 to AIMCO's
                  Quarterly Report on Form 10-Q for quarter ended March 31,
                  2000, is incorporated herein by this reference.)

     (d)          Not applicable.

     (g)          Not applicable.

     (h)          Not applicable.

     (z)(1)       Agreement of Joint Filing, dated November 11, 1999, among
                  AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Cooper River and
                  Broad River. (Previously filed.)


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